SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (Amendment No. 1)


                             Presidio Capital Corp.
        -----------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $0.01 par value
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    G72201109
       -----------------------------------------------------------------
                                 (CUSIP Number)


                            Leonard S. Ferleger, Esq.
                           Kirkpatrick & Lockhart LLP
                              1500 Oliver Building
                         Pittsburgh, Pennsylvania 15222
                                 (412) 355-6500
        -----------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 January 2, 1998
       -----------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)

                                                             (Page 2 of 9 Pages)

                                       13D
                                  ------------

CUSIP No. G72201109

1)    NAMES OF REPORTING PERSONS                        Stonehill Partners, L.P.
                                                        ------------------------
      I.R.S. IDENTIFICATION
      NOS. OF ABOVE PERSONS
                                                                     -----------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [ X ]
3)    SEC USE ONLY

4)    SOURCE OF FUNDS*                                                    WC, OO
                                                                          ------

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                        [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware
                                                                        --------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                                            282,139
                                                                         -------

      8)    SHARED VOTING POWER                                            - 0 -
                                                                           -----

      9)    SOLE DISPOSITIVE POWER                                       282,139
                                                                         -------

      10)   SHARED DISPOSITIVE POWER                                       - 0 -
                                                                         -------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                           282,139
                                                                         -------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*                               [     ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                                                    2.8%
                                                                           -----

14)   TYPE OF REPORTING PERSON*                                               PN
                                                                              --

                                                             (Page 3 of 9 Pages)

                                      13D
                                 ------------

CUSIP No. G72201109

1)    NAMES OF REPORTING PERSONS                              Stonehill Offshore
                                                                Partners Limited
                                                              ------------------
      I.R.S. IDENTIFICATION
      NOS. OF ABOVE PERSONS
                                                                     -----------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [ X ]
3)    SEC USE ONLY

4)    SOURCE OF FUNDS*                                                    WC, OO
                                                                          ------

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                        [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION                        Cayman Islands
                                                                  --------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                                            111,521
                                                                         -------

      8)    SHARED VOTING POWER                                            - 0 -
                                                                         -------

      9)    SOLE DISPOSITIVE POWER                                       111,521
                                                                         -------

      10)   SHARED DISPOSITIVE POWER                                       - 0 -
                                                                           -----

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                           111,521
                                                                         -------
12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*                               [     ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                                                    1.1%
                                                                           -----

14)   TYPE OF REPORTING PERSON*                                               CO
                                                                              --

                                                             (Page 4 of 9 Pages)

                                     13D
                                 ------------

CUSIP No. G72201109

1)    NAMES OF REPORTING PERSONS                                John A. Motulsky
                                                                ----------------
      I.R.S. IDENTIFICATION
      NOS. OF ABOVE PERSONS
                                                                     -----------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [ X ]
3)    SEC USE ONLY

4)    SOURCE OF FUNDS*                                                        AF
                                                                            ----

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                        [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION                         United States
                                                                   -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                                                511
                                                                             ---

      8)    SHARED VOTING POWER                                            - 0 -
                                                                           -----

      9)    SOLE DISPOSITIVE POWER                                           511
                                                                            ----

      10)   SHARED DISPOSITIVE POWER                                       - 0 -
                                                                           -----

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                               511
                                                                            ----
12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*                               [     ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                                                    0.0%
                                                                           -----

14)   TYPE OF REPORTING PERSON*                                               IN
                                                                              --

                                                             (Page 5 of 9 Pages)
                                     13D
                                 ------------

CUSIP No. G72201109

1)    NAMES OF REPORTING PERSONS                         Stonehill Institutional
                                                                  Partners, L.P.
                                                          ----------------------
      I.R.S. IDENTIFICATION
      NOS. OF ABOVE PERSONS
                                                                     -----------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [ X ]
3)    SEC USE ONLY

4)    SOURCE OF FUNDS*                                                        WC
                                                                              --

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                        [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware
                                                                       ---------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                                            123,697
                                                                         -------

      8)    SHARED VOTING POWER                                            - 0 -
                                                                         -------

      9)    SOLE DISPOSITIVE POWER                                       123,697
                                                                         -------

      10)   SHARED DISPOSITIVE POWER                                       - 0 -
                                                                          ------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                           123,697
                                                                         -------
12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*                               [     ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                                                    1.2%
                                                                           -----

14)   TYPE OF REPORTING PERSON*                                               PN
                                                                              --

            This Amendment No. 1 ("Amendment No. 1") amends and supplements the responses to Items 2, 3, 5 and 7 of the Statement on Schedule 13D (the "Schedule 13D") of Stonehill Partners, L.P., a Delaware limited partnership ("SP"), Stonehill Offshore Partners Limited, a Cayman Islands company ("SOP"), and John
A. Motulsky ("Motulsky"), a United States citizen, which was filed on December 15, 1997 with respect to the shares of Class A Common Stock, $0.01 par value ("Class A Stock"), of Presidio Capital Corp., a British Virgin Islands company ("Presidio"), beneficially owned by SP, SOP and Motulsky. All capitalized terms used herein without definition have the meanings set forth in the Schedule 13D.

Item 2.  Identity and Background.

            The response to Item 2 of Schedule 13D is hereby amended and supplemented by the following:

            This Statement is also being filed by Stonehill Institutional Partners, L.P., a Delaware limited partnership ("SIP"). From and after the date of this Amendment No. 1, SP, SOP, SIP and Motulsky are sometimes collectively referred to herein as "Stonehill." The principal business of SIP is investing. The address of SIP's principal business and principal office is 110 East 59th Street, 30th Floor, New York, New York 10022.

            Ronald LaBow, Christoper E. Wilson and Motulsky are the general partners of SIP. Included in the Annex I attached to the Schedule 13D are their business addresses, their present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted. All of the general partners of SIP are United States citizens.

            During the last five years, neither SIP nor, to the knowledge of SIP, any of the persons listed in that Annex I has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

            During the last five years, neither SIP nor, to the knowledge of SIP, any of the persons listed in that Annex I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which a judgment, decree or final order was entered against such party enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or in which there was a finding of a violation with respect to such laws.

                               (Page 6 of 9 Pages)

Item 3.  Source and Amount of Funds or Other Consideration.

            The response to Item 3 of Schedule 13D is hereby amended and supplemented by the following:

      The securities of Presidio beneficially owned by SIP were acquired for cash. The source of the funds to make such acquisitions was SIP's working capital. The aggregate amount of funds expended to make those acquisitions was $3,092,425. Both acquisitions occurred on January 2, 1998 when SIP purchased all 123,697 shares of Class A Stock for $25 per share in two private transactions from two investment partnerships.

Item 5.  Interest in Securities of the Issuer.

            The response to Item 5 of Schedule 13D is hereby amended and supplemented by the following:

            SIP beneficially owns 123,697 shares of Class A Stock, or 1.2% of that class of securities. To the knowledge of SIP, none of the persons listed in Annex I, except for Motulsky, beneficially own any shares of Class A Stock, other than the shares beneficially owned by SP, SOP and SIP. SIP has the sole power to vote and the sole power to dispose of its 123,697 shares of Class A Stock.

            Except as described in response to Item 3, neither SP, SOP, SIP, Motulsky, Adviser nor, to the knowledge of SP, SOP and SIP, any of the persons listed in Annex I attached to the Schedule 13D has effected any transactions in shares of Class A Stock during the past sixty days.

            No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock owned by SIP.

Item 7.  Material to be Filed as Exhibits.

            The response to Item 7 of Schedule 13D is hereby amended and supplemented by the following:

            Exhibit B. Amended and Restated Joint Filing Agreement, dated January 5, 1998, by and among Stonehill Partners, L.P., Stonehill Offshore Partners Limited, Stonehill Institutional Partners, L.P. and John A.
Motulsky.

                               (Page 7 of 9 Pages)

Signature

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement with respect thereto is true, complete and correct.

January 6, 1998
------------------------------
Date




/s/ John A. Motulsky
-------------------------------------
Stonehill Partners, L.P.
by John A. Motulsky,
General Partner




/s/ John A. Motulsky
-------------------------------------
Stonehill Offshore Partners Limited
by Stonehill Advisers LLC
  by John A. Motulsky
  Member




/s/ John A. Motulsky
-------------------------------------
Stonehill Institutional Partners, L.P.
  by John A. Motulsky,
  General Partner




/s/ John A. Motulsky
-------------------------------------
John A. Motulsky

                              (Page 8 of 9 Pages)

                                  EXHIBIT INDEX

Number                  Description

  A Joint Filing Agreement, dated December 8, 1997, by and among Stonehill Partners, L.P., Stonehill Offshore Partners Limited and John A. Motulsky.

  B Amended and Restated Joint Filing Agreement, dated January 5, 1998, by and among Stonehill Partners, L.P., Stonehill Offshore Partners Limited, Stonehill Institutional Partners, L.P. and John A.
                  Motulsky.


                              (Page 9 of 9 Pages)